SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

Earnings Release
Second Quarter 2022



GOL
PR-XMG

Conference Call Connection Details

2Q22 Conference Calls Thursday, July 28, 2022

Live Webcast Access at www.voegol.com.br/ri

Presentations: The Company also made available on the Investor Relations website (above), three videos with the earnings presentation, the financial review and the answers to some preliminary questions. GOL suggests that everyone watch the videos, as it will make brief remarks during the conference call, thus freeing time to interact with participants.

In Portuguese	In English
12:30 p.m. (Brasilia time) 11:30 a.m. (New York time)	11:00 a.m. (Brasilia time) 10:00 a.m. (New York time)
Phone.: +55 (11) 4090-1621	Phone.: +1 (412) 317-6382
Code: GOL	Code: GOL
Replay: +55 (11) 4118-5151	Replay: +1 (412) 317-0088
Code replay: 219005	Code replay: 5040850

GOL grows and improves operating results in the second quarter of 2022

Highlights:

- The Company's net operating revenue reached R$3.2 billion in 2Q22, exceeding by 215% and 3% the amounts recorded in 2Q21 and 2Q19, respectively;
- GOL confirmed the growth in corporate demand and transported 5.8 million passengers in the quarter, more than double that of 2Q21 and still 30% below the volume of 2Q19;
- The disciplined capacity management associated with the consistent recovery in demand resulted in an average yield per passenger of R$43 cents, a record for the Company and a positive growth of 66% over 2Q21;
- Operating results improved, with recurring EBIT at R$50.8 million (margin of 1.6%) and recurring EBITDA at R$439.0 million (margin of 13.5%, positive for the third consecutive quarter); and
- GOL took delivery of three new Boeing 737 MAX-8 aircraft in the quarter and totaled 34 (24% of the current fleet), driving operating cost efficiencies and less carbon emissions.

São Paulo, July 28, 2022 - GOL Linhas Aéreas Inteligentes S.A. ("GOL" or "Company") (NYSE: GOL and B3: GOLL4), the largest domestic airline in Brazil, released its consolidated results for the second quarter of 2022 (2Q22). During this period, and while taking an assertive approach to capacity management and increasing productivity, the Company recorded the highest yield in its history as well as the highest net operating revenue in a second quarter.

Paulo Kakinoff, Board Member, said: "In June, I ended my 10-year term as an executive at GOL and I would like to express my deep gratitude to the entire Team of Eagles, who have been by my side, both in the most challenging moments and for the countless wins that we have achieved together. With the confidence that we have now overcome one of the most difficult periods in the history of the aviation industry, I am handing over the controls to a new generation of leadership who will lead GOL in the next cycle of sustainable growth."

Celso Ferrer, CEO, added: "I have had the privilege of working with Kakinoff for more than seven years and witnessed his unparalleled leadership skills. I took on the role of CEO with the commitment to focus on three main pillars: growth, consistency and proximity, and look forward to sharing more with you about my vision for these over the coming quarters. GOL's strength has always been our commitment to serving our Customers and being the best for all, and that will continue to be our guiding light as a Company. It is an exciting time for the airline industry as a whole, and with the help of our Team of Eagles, I am confident in leading GOL to even greater heights."

All information in this press release is presented in Brazilian Reais (R$), as per the international accounting standards (IFRS) and with adjusted metrics, made available to enable the comparison of this quarter with the same year-ago quarter (2Q21). Adjusted (recurring) indicators exclude non-recurring expenses linked to the quarter's results and are detailed in their respective tables.

Summary for the Second Quarter 2022 Results

- Revenue Passenger Kilometers (RPK) grew 103.0%, while the total Available Seat Kilometers (ASK) grew by 123.7%;
- Net Revenue more than tripled to R$3.2 billion. Ancillary Revenue, mainly from SMILES and GOLLOG, grew 75% to R$246.4 million;
- The average load factor fell by 7.9 p.p. to 77.2%. Domestic load factor fell by 8.5 p.p. compared to 2Q21, while the international load factor was 86.7%;
- Aircraft utilization was 10.2 hours a day, a gain of 27.5% in productivity;
- The number of passengers transported by GOL doubled to 5.8 million, equivalent to 71.4% of the pre-pandemic number recorded in 2Q19;
- Net Revenue per Available Seat-Kilometer (RASK) grew by 41% to R$35.94 cents;
- Average yield per passenger grew by 66.2% to R$43 cents, which is a record for the Company;
- Recurring Cost per Seat-Kilometer fell by 20.4% to R$35.38 cents. CASK Fuel grew by 72.2% to R$16.06 cents, due to the 80.5% increase in jet fuel (QAV) prices;
- Recurring EBIT was positive by R$50.8 million with 1.6% margin, while recurring EBITDA was positive by R$439 million with 13.5% margin;

- Net Loss reached R$2.8 billion, loss per share reached R$6.81 and loss per ADS reached US$2.77, mainly due to exchange and monetary variations; and
- The net debt ratio (including 7x annual lease payments and excluding the perpetual bonds) over recurring EBITDA LTM reached 9.5x on June 30, 2022, down by 1.6x compared to March 31, 2022 (11.1x), mainly due to the sequential recovery of recurring EBITDA.

Management's Comments

The Company's second-quarter results demonstrate the consistent recovery in a quarter historically characterized by low seasonality in the Brazilian airline industry. Investments in technology and product offerings are essential to expanding GOL's leadership position, both with the current recovery of the corporate segment and the increase in the offer of new routes for Customers looking for leisure destinations.

Efficient Yield Management

In April, dynamic yield management enabled GOL to offset the increase in fuel costs. In May and June, concurrently with the transition to the low season, GOL adjusted its capacity level to stabilize fares in the short term. As a result, average yield per passenger for the quarter grew by 66.2% compared to 2Q21, to a record R$43 cents.

One of GOL's key strengths has always been its discipline in managing capacity, due to its flexible single-fleet model, which enables the Company to rapidly adjust its flight offer to the projected demand in each market. This, combined with the continuous recovery of productivity through increased utilization and higher efficiency of its operating fleet, position GOL for further success in its margin expansion strategy.

"One of the synergies from the reintegration of Smiles is optimization in the sale of seats and, consequently, the growth of customer loyalty. We have compounded on that advantage with the resumption of investments in technology and data analysis that enable us to increase yield accuracy. As a result, we achieved the highest yield ever, even in the historically weakest quarter of the year," said Eduardo Bernardes, Chief Revenue Officer.

Acceleration of Fleet Renewal with 737-MAX as Pillar in Cost Reduction

In this quarter, the Company received three new Boeing 737-MAX 8 aircraft, increasing the share of this model to 24% of the total fleet. Maintaining the pace of fleet transformation will enable GOL to end the year with 44 737-MAX 8 aircraft, or 33% of the total, with increased productivity and greater cost efficiency. These new aircraft are integral to GOL's strategy for growth, consistency and proximity, including its goal to reach net zero carbon by 2050, and feature 15% fuel savings, 16% lower carbon emissions, 40% less noise and longer range compared to the Boeing 737-NG.

The Company carried out the scheduled return of a Boeing 737-NG aircraft and signed contracts for the early return of four other aircraft, previously scheduled to take place in the second half of 2022. GOL expects to end the year with 92 737-NG aircraft, of which three of them converted to dedicated freighter models for the partnership with MELI, which should generate approximately R$100 million in incremental revenue at GOLLOG. The first cargo aircraft will start operations at the end of August/22.

"We are confident that the increase in operating fleet utilization, which generated 27.5% productivity gains this quarter, combined with the fuel savings from the new generation 737-MAX aircraft will enable us to expand our leadership in unit costs and maintain disciplined growth of our offer for the second half of the year," commented Celso Ferrer.

Network Expansion

The Company continues to expand its network, especially at airports with high corporate demand. The recovery of this market as of April/22 led to an increase of approximately 20% and 40% in the offer of flights, respectively in Congonhas (São Paulo) and Santos Dumont (Rio de Janeiro).

For regional markets, GOL's network opened four new bases this quarter: Ribeirão Preto, São José do Rio Preto, Passo Fundo and Uruguaiana, all with connections in Guarulhos (São Paulo), in addition to announcing two new destinations, Ipatinga and Uberaba, both in Minas Gerais.

In the international market, flights to the United States, Argentina, Paraguay and Bolivia – all destinations, which had been suspended during the pandemic – were resumed. Specifically for Argentina, whose demand has strengthened due to the exchange rate, the "air bridge" between São Paulo (Guarulhos) and Buenos Aires (Aeroparque) was announced in partnership with Aerolineas Argentina, with which GOL has had a codeshare agreement for over 10 years. The direct flights will have exclusive facilities and benefits as of 4Q22.

"The consistent growth in our second quarter results reflects an expansion of our services in regional markets, increased presence in premium markets, and the creation of new opportunities to generate complementary revenues. We've achieved this while simultaneously preserving the flexibility of our single-fleet model which, combined with our experienced Team of Eagles, enables us to adapt to the evolving market dynamics quickly and efficiently," commented Eduardo Bernardes.

Liquidity Management and Margin Strengthening

The Company ended June/22 with liquidity of R$4.0 billion. Disregarding the exchange rate variation, the level of financial debt remained stable when compared to the pre-pandemic period, with significantly lower short-term amortizations compared to its competitors and without significant maturities for the next two years. The net debt ratio (excluding perpetual bonds) to adjusted LTM EBITDA reached 9.5x on June 30, 2022, representing the lowest financial leverage among peers. GOL maintained credit ratings of Fitch B-, Moody's B3, S&P CCC+.

The maintenance costs required for new deliveries of the 737-MAX as part of the fleet renewal acceleration plan will largely be met through financing lines already obtained from counterparties and through use of the maintenance deposit balance. GOL does not have significant expenditures for future aircraft acquisition advances ("PDPs"), associated with additional new 737-MAX aircraft.

Richard Lark, CFO, said: "We prioritized liability management and preserved assets during the pandemic, as we believed we would be in a unique position to focus on recovering our margins and expanding our competitive cost advantages. We do not have significant maturities in the near-term and we will gradually lead GOL to strengthen its balance sheet with financial deleveraging."

Continuous Focus on the Customer Experience

GOL believes that the Customer experience will be critical to growth of market share post-pandemic, as passengers will look to fly with airlines that they trust for Safety and Service. In the second quarter, the Company has made important progress in enhancing services for its Customers. In May/22, the VIP lounges for international and domestic departures (GOL Premium Lounge) at Guarulhos airport were reopened and on-board service on domestic flights was re-established. International flights have had full in-flight service since November/21. GOL's domestic NPS increased to 44 in 2Q22.

In June, GOL received a new award as the airline with the best Wi-Fi in South America by APEX (Airline Passenger Experience Association), based on a survey that collected anonymous opinions from passengers on around 1 million flights carried out by more than 600 airlines around the world. As of July/22, Smiles Customers can use the Facebook and WhatsApp messaging applications completely free of charge on GOL flights with internet available.

The partnership between GOL and American Airlines (AA) was expanded so that Customers of both airlines' loyalty programs can enjoy more benefits and convenience. For instance, the Top Tier benefit for AAdvantage and Smiles Diamante Customers traveling to destinations operated between GOL and American Airlines transforms the entire trip into a unique experience, from ticket purchase to final destination. In operation since February/20, the existing codeshare agreement between GOL and AA represents the largest route network in the Americas and allows the Company's Customers to conveniently connect to more than 40 destinations in the United States.

"As we seek to further strengthen our market leadership in the post-pandemic environment, we have been improving the Customer experience on flights operated by GOL. We continue to invest in better products and technology that will create a new experience for travel. In the next growth cycle, we will strive toward greater excellence in our relationship with Customers and Employees," commented Carla Fonseca, Chief Experience Officer.

Re-incorporation of Smiles, GOL's Loyalty Program

2Q22 proved the continuous improvement in all of Smiles' performance indicators, boosted by the operational and financial synergies captured after the merger was concluded. As anticipated, the Smiles re-incorporation led to new revenue-generating opportunities; the loyalty program reached a record 20 million Customers and revenue of approximately R$1.0 billion in the second quarter, more than doubling 2Q21 figure and being the 5th consecutive quarter of sales increase.

Adding the tax synergies, working capital and unified inventory management, approximately R$1.3 billion was captured in cash, resulting in a payback of less than 1 year on the acquisition price. The Company also plans to obtain approximately R$3 billion of incremental cash flow from further synergies in the coming years.

"Smiles' performance has surpassed our expectations every quarter, demonstrating the success of the assertive moves to strengthen the balance sheet and capital structure led by GOL. In addition to promoting high added value to the Company's operations, Smiles continues to be an extremely valuable unencumbered asset," concluded Richard Lark.

ESG Initiatives

GOL continues to advance several projects and initiatives that focus on ESG. The Company's Diversity, Equity and Inclusion (DEI) Committee, composed of a diverse selection of employees from its Team of Eagles, conducts in-depth discussions on DEI topics, studying and proposing actions to increase diversity in leadership positions.

GOL's policies and ethics and compliance programs review organizational anti-corruption policies and current legal and compliance guidelines, strengthening the Company's capabilities to prevent, detect and respond to violations.

GOL remains focused on its commitment to achieving net zero carbon by 2050. The IEnvA Stage 2 certification process provides a complete validation of the Company's Environmental Management System (EMS) at a level equivalent to ISO 14001. In 2020, GOL was the first airline in Brazil and one of 14 worldwide to earn the Stage 1 Seal, a certification developed by IATA for airlines.

The "MeuVooCompensa" program, an initiative resulting from the partnership between GOL and MOSS, that has completed one year in June/2022, maintains two routes 100% compensated in an unprecedent way – Recife/Fernando de Noronha and Congonhas/Bonito, in addition to the possibility for the Customer voluntarily compensate its carbon footprint on its flight.

GOL is one of the most transparent companies on ESG initiatives. For more information, the Company's 2022 Sustainability Report is available at the following link:
https://ri.voegol.com.br/conteudo_en.asp?idioma=1&conta=44&tipo=53779

Operational and Financial Indicators

Traffic Data - GOL (in millions)	2Q22	2Q21	% Chg.
RPK GOL - Total	6,967	3,432	103.0%
RPK GOL - Domestic	6,457	3,432	88.1%
RPK GOL - Foreign Market	510	-	NM
ASK GOL - Total	9,021	4,033	123.7%
ASK GOL - Domestic	8,432	4,033	109.1%
ASK GOL - Foreign Market	589	-	NM
GOL Load Factor - Total	77.2%	85.1%	(7.9 p.p.)
GOL Load Factor - Domestic	76.6%	85.1%	(8.5 p.p.)
GOL Load Factor - Foreign Market	86.7%	-	NM
Operating Data	**2Q22**	**2Q21**	**% Chg.**
Revenue Passengers - Pax on Board ('000)	5,847	2,922	100.1%
Aircraft Utilization (Block Hours/Day)	10.2	8.0	27.5%
Departures	45,538	19,662	131.6%
Total Seats ('000)	8,024	3,504	129.0%
Average Stage Length (km)	1,124	1,139	(1.3%)
Fuel Consumption in the Period (mm liters)	245	113	116.8%
Full-Time Employees (at period end)	14,290	13,754	3.9%
Average Operating Fleet(4)	98	53	84.9%
On-Time Departures	94.7%	96.3%	(1.6 p.p.)
Flight Completion	99.4%	99.0%	0.4 p.p.
Passenger Complaints (per 1,000 pax)	2.42	1.35	79.3%
Lost Baggage (per 1,000 pax)	2.25	1.89	19.0%
Financial Data	**2Q22**	**2Q21**	**% Chg.**
Net YIELD (R$ cents)	43.00	25.87	66.2%
Net PRASK (R$ cents)	33.21	22.01	50.9%
Net RASK (R$ cents)	35.94	25.50	40.9%
CASK (R$ cents)	38.07	45.59	(16.4%)
Non-fuel CASK² (R$ cents)	22.01	36.26	(39.4%)
Recurring CASK (R$ cents) (5)	35.38	44.47	(20.4%)
Recurring ex-fuel CASK (R$ cents) (5)	19.31	35.15	(45.1%)
Breakeven Load Factor Ex-Non Recurring Expenses	76.0%	148.4%	(72.4 p.p.)
Average Exchange Rate(1)	4.92	5.29	(7.0%)
End of Period Exchange Rate(1)	5.24	5.00	4.7%
WTI (Average per Barrel, US$)(2)	108.41	66.10	64.0%
Fuel Price per Liter (R$) (3)	6.03	3.34	80.5%
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	1.03	0.46	123.9%

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the quarterly information due to rounding. (5) Excludes non-recurring expenses with the fleet transformation

Domestic Market

Demand in the domestic market reached 6,457 million RPK, up by 88% compared to 2Q21, reaching 80% of the RPK recorded in 2Q19.

Supply in the domestic market, in turn, reached 8,432 million ASK, up by 109.1% compared to 2Q21 and achieving 87% of 2Q19 levels.

The load factor was 76.6% and the Company transported around 5.6 million Customers in 2Q22, up by 88% compared to the same quarter of the previous year.

International Market

Offer in the international market, measured in ASK, was 589 million, and demand, measured in RPK, was 510 million. Compared to 2Q21, the percentage comparison is distorted since the previous base is null.

In this period, GOL transported around 197,954 passengers in the international market.

Volume of Departures and Total Seats

In 2Q22, the Company's total volume of departures was 45,538, up by 131.6% compared to 2Q21. The total number of seats available on the market was 8.0 million, also up, by 129% compared to the same period of the previous year.

PRASK, RASK and Yield

Net PRASK in 2Q22 grew by 51% over 2Q21, reaching 33.21 cents (R$). The Company's net RASK reached 35.94 cents (R$), up by 41%, also compared to 2Q21. The net yield recorded in 2Q22 reached 43.00 cents (R$), up by 66.2% compared to the same quarter of the previous year.

All the quarterly profitability indicators, described above, also had a significant growth compared to 2019, proving the Company's continuous and efficient capacity management and pricing.

Income Statement

Income Statements in IFRS (R$ MM)	2Q22	2Q21	% Chg.
Net Operating Revenue	3,242.1	1,028.4	215.3%
Passenger Transportation	2,995.7	887.6	237.5%
Cargo and Others	246.4	140.8	75.0%
Operating Costs and Expenses	(3,434.0)	(1,838.6)	86.8%
Personnel	(493.9)	(469.7)	5.2%
Personnel - Operations	(357.6)	(296.4)	20.6%
Personnel - Others	(136.3)	(173.3)	(21.4%)
Jet Fuel	(1,448.9)	(376.2)	285.1%
ICMS Tax on Fuel	(122.3)	(37.9)	222.7%
Fuel (ex-ICMS)	(1,326.6)	(338.3)	292.1%
Landing Fees	(172.1)	(69.7)	146.9%
Passenger Costs	(171.3)	(118.6)	44.4%
Services	(215.7)	(192.4)	12.1%
Sales and Marketing	(242.9)	(58.5)	315.2%
Maintenance, Material and Repairs	(89.6)	(88.0)	1.8%
Depreciation and Amortization	(388.2)	(217.8)	78.2%
Others	(211.3)	(247.9)	(14.8%)
Idleness - Depreciation	(39.1)	(80.5)	(51.4%)
Idleness - Personnel	-	(0.3)	NM
Other Revenues (Expenses)	(172.2)	(167.0)	3.1%
Operating Income (Expenses) (EBIT)	(191.9)	(810.3)	(76.3%)
Operating Margin	(5.9%)	(78.8%)	72.9 p.p.
Other Financial Revenues (Expenses)	(2,776.6)	1,479.9	NM
Interest on Loans and Financing	(597.6)	(455.3)	31.3%
Gains from Short-Term Investments	31.1	6.7	NM
Exchange Rate Cash Changes	(2,024.1)	1,943.2	NM
Net Income (Loss) from Derivatives	2.6	(0.5)	NM
Income (Expenses) from ESN and Capped Calls	36.5	30.9	18.1%
Other Net Revenues (Expenses)	(225.1)	(45.1)	NM
Income (Loss) before Income Tax/Social Contribution	(2,968.5)	669.6	NM
Net Margin before Taxes	(91.6%)	65.1%	NM
Income Tax	117.4	(11.6)	NM
Current Income Tax	121.9	(16.8)	NM
Deferred Income Tax	(4.5)	5.1	NM
Net Income (Loss) before Minority Interest	(2,851.1)	658.0	NM
Net Income (Loss) after Minority Interest	(2,851.1)	642.9	NM
Net Margin	(87.9%)	62.5%	NM
Earnings (Loss) Per Share (EPS) in R$	(6.81)	1.62	NM
Weighted Average Number of Shares (Million)[3]	418.5	395.7	5.8%
Earnings (Loss) Per ADS in US$	(2.60)	0.65	NM
Weighted Average Number of ADSs (Million)[3]	209.2	197.9	5.7%
Earnings (Loss) Per Share (EPS) in R$[5]	-	-	NM
Weighted Average Number of Shares (Million)[4]	435.0	433.1	0.4%
Earnings (Loss) Per ADS in US$[5]	-	-	NM
Weighted Average Number of ADSs (Million)[4]	217.5	216.5	0.4%
Recurring (R$ MM)	**2Q22**	**2Q21**	**% Chg.**
Net Income (Loss) before Minority Interest	(2,851.1)	658.0	NM
Financial Expenses	2,776.6	(1,479.9)	NM
Expenses with Income Taxes	(117.4)	11.6	NM
Depreciation and Amortization	388.2	217.8	78.2%
Non-Recurring Expenses	242.7	45.0	NM
Recurring EBITDA	439.0	(547.4)	NM
Recurring EBITDA Margin	13.5%	(53.2%)	NM
Recurring EBIT	50.8	(765.2)	NM
Recurring EBIT Margin	1.6%	(74.4%)	NM
Recurring EBIT	(738.2)	(1,259.4)	(41.4%)
Recurring EBIT Margin	(22.8%)	(122.5%)	99.7 p.p.
Recurring Net Income	(620.8)	(1,286.1)	(51.7%)
Recurring Net Income Margin	(19.1%)	(125.1%)	106.0 p.p.
Earnings Per Share (LPA) Diluted in R$ [1] [2] [4] [5]	-	-	NM
Earnings Per ADS Equivalent Diluted in US$ [1] [2] [4] [5]	-	-	NM

(1) Excludes unrealized mark-to-market gains and losses from ESN/Capped Calls and foreign exchange gains and losses on debt. (2) Excludes exchange rate and cash changes, net. (3) Excludes effects from options and warrants related to ESNs. (4) Includes effects from options and warrants related to ESNs. (5) Not applicable, there is no provision for loss dilution in international accounting standards (IFRS).

Net Revenue

Net operating revenue in the quarter reached R$3.24 billion, up by 215% over 2Q21 and 3.2% over 2Q19. Ancillary revenues totaled R$246.4 million, up by 75% compared to 2Q21.

Operating Expenses

Recurring CASK in 2Q22 reached 35.38 cents (R$), down by 20.4% compared to 2Q21.

The cost-per-ASK indicators described in this section and their comparative basis, as well as explanations of the nature of their variations, are based on recurring reported numbers.

Operating Expenses (R$ MM)	2Q22	2Q21	% Chg.
Personnel	(493.9)	(469.7)	5.2%
Personnel - Operations	(357.6)	(296.4)	20.6%
Personnel - Others	(136.3)	(173.3)	(21.4%)
Aviation Fuel	(1,448.9)	(376.2)	285.1%
ICMS Tax on Fuel	(122.3)	(37.9)	222.7%
Fuel (ex-ICMS)	(1,326.6)	(338.3)	292.1%
Landing Fees	(172.1)	(69.7)	146.9%
Passenger Costs	(171.3)	(118.6)	44.4%
Services	(215.7)	(192.4)	12.1%
Sales and Marketing	(242.9)	(58.5)	315.2%
Maintenance, Material and Repairs	(89.6)	(88.0)	1.8%
Depreciation and Amortization	(388.2)	(217.8)	78.2%
Other Expenses	(211.3)	(247.9)	(14.8%)
Idleness - Depreciation	(39.1)	(80.5)	(51.4%)
Idleness - Personnel	-	(0.3)	NM
Other Revenues (Expenses)	(172.2)	(167.0)	3.1%
Total Operating Expenses	(3,434.0)	(1,838.6)	86.8%
Operating Expenses Ex-Fuel	(1,985.1)	(1,462.5)	35.7%
Non-Recurring Expenses	(242.7)	(45.0)	NM
Operating Expenses per ASK	**2Q22**	**2Q21**	**% Chg.**
Personnel	(5.48)	(11.65)	(53.0%)
Personnel - Operations	(3.96)	(7.35)	(46.1%)
Personnel - Others	(1.51)	(4.30)	(64.9%)
Aviation Fuel	(16.06)	(9.33)	72.1%
ICMS Tax on Fuel	(1.36)	(0.94)	44.7%
Fuel (ex-ICMS)	(14.71)	(8.39)	75.3%
Landing Fees	(1.91)	(1.73)	10.4%
Passenger Costs	(1.90)	(2.94)	(35.4%)
Services	(2.39)	(4.77)	(49.9%)
Sales and Marketing	(2.69)	(1.45)	85.5%
Maintenance, Material and Repairs	(0.99)	(2.18)	(54.6%)
Depreciation and Amortization	(4.30)	(5.40)	(20.4%)
Other Operating Expenses	(2.34)	(6.15)	(62.0%)
Idleness - Depreciation	(0.43)	(2.00)	(78.5%)
Idleness - Personnel	-	(0.01)	NM
Other Revenues (Expenses)	(1.91)	(4.14)	(53.9%)
CASK (R$ cents)	(38.07)	(45.59)	(16.5%)
Recurring CASK(1)	(35.38)	(44.47)	(20.4%)
Recurring CASK Ex-Fuel(1)	(19.31)	(35.15)	(45.1%)

(1) Excludes non-recurring expenses with the fleet transformation

Personnel expenses per ASK: Down by 53%, mainly due to higher utilization of the operational fleet compared to pre-pandemic levels and due increase in ASK in the comparison period, by around 123.7%

Jet fuel expenses per ASK: Up by 72.1% due to the higher price of the oil barrel (WTI) by 64% and, therefore, in jet fuel (QAV) by 80.5% in the period, partially offset by a drop of around 8% in fuel consumption per hour operated.

Take-off and landing fees per ASK: Up by 10.4% due to inflationary impacts on airport fees in the annual comparison and higher offer of flights in the foreign market.

Passenger expenses per ASK: Down by 35.4% higher, mainly due to the 106% increase in the number of passengers with an effect on ramp services and the purchase of capacity related to regional operations, partially offset by the 123.7% increase in the higher ASKs in the period.

Services provided per ASK: Down by 49.9%, positively affected by the higher generation of ASKs in the period, in addition to less expenses related to consultancy services.

Sales and marketing per ASK: Up by 85.5% due to higher sales generation in the period, at levels above pre-pandemic levels, and investment in marketing actions, but offset by the generation of ASKs in the period.

Maintenance materials and repairs per ASK: Down by 54.6% mainly due to the higher generation of ASKs, around 123.7% in the period, and lower number of aircraft returned in the period, besides postponing leasing agreements, impacting positively the maintenance provision for return.

Depreciation and amortization per ASK: Down by 20.4% due to higher generation of ASKs, partially offset by the higher aircraft right of use depreciation generated by fleet acceleration and receipt of new aircraft.

Other revenues and expenses per ASK: Down by 62%, mainly due to the higher generation of ASKs in the period, thus generating lower levels of idleness, besides sale & lease back gains in the period.

Operating Income (Expenses)

Recurring EBIT in 2Q22 was positive by R$50.8 million, representing a recurring operating margin of 1.6%. On a per available seat kilometer basis, recurring EBIT reached 0.56 cents (R$).

Recurring EBITDA in 2Q22 reached R$439 million, representing a recurring margin of 13.5%. Recurring EBITDA on an available seat kilometer basis in the period was 4.9 cents (R$).

EBIT and EBITDA Reconciliation (R$ MM)	2Q22	2Q21	% Chg.
Recurring Net Income (Loss)	(2,608.4)	703.1	**NM**
(-) Income Tax	(117.4)	11.6	**NM**
(-) Net Financial Result	2,776.6	(1,479.9)	**NM**
Recurring EBIT[1]	50.8	(765.2)	**NM**
Recurring EBIT Margin[1]	1.6%	(74.4%)	**NM**
(-) Depreciation and Amortization	388.2	217.8	78.2%
Recurring EBITDA	439.0	(547.4)	**NM**
Recurring EBITDA Margin	13.5%	(53.2%)	**NM**
EBITDA Calculation (R$ cents/ASK)	**2Q22**	**2Q21**	**% Var.**
Net Revenue	35.94	25.50	40.8%
Recurring Operating Costs and Expenses	(35.38)	(44.47)	(20.4%)
Recurring EBIT[1]	0.56	(18.97)	**NM**
Depreciation and Amortization	(4.30)	(5.40)	(20.4%)
Recurring EBITDA[1]	4.87	(13.57)	**NM**

*(1) Excludes non-recurring income (expenses) and expenses related to fleet idleness. *Under CVM Instruction 527, the Company presents the EBIT and EBITDA reconciliation, with: EBIT = net income (expenses) (+) income taxes and social contributions (+) net financial income (expenses); and EBITDA = net income (expenses) (+) income taxes and social contributions (+) net financial income (expenses) (+) depreciation and amortization. Certain calculations in the report may not match with the quarterly information due to rounding.*

Results from Hedging Operations

The Company uses hedge accounting for accounting purposes for some of its derivative instruments. In 2Q22, GOL recognized a R$0.6 million loss in its hedging operations, with R$3.2 million were losses recorded in the Company's financial result and R$2.6 million gain in operating results.

Fuel: GOL recognized net losses totaling R$8.8 million in its hedging operations to mitigate the Company's exposure to variations in the jet fuel price, with R$3.2 million in operating results, and R$5.6 million gain in the financial result.

Interest: Operations to hedge the cash flow of future lease agreements, with installments exposed to the Libor rate volatility until the aircraft is received, resulting in a loss totaling R$1.7 million in the financial result in 1Q22.

Foreign exchange rate: The Company recognized gains totaling R$9.9 million from foreign exchange hedge derivative operations in 2Q22.

Income Tax

Income tax and social contribution expenses in the quarter were represented by a total R$122 million, compared to an expense reaching R$16.8 million in 2Q21.

Net Income and Earnings per Share

In 2Q22, the Company's net loss reached R$2.85 billion (R$ 581.7 million, excluding foreign exchange gains and losses on debt of R$ 2.02 billion, non-recurring net expenses of R$ 281.8 million and unrealized mark-to-market gains and losses from ESN/Capped Calls of R$ 36.5 million). This result represents a loss per share totaling R$6.80 and a loss per ADS totaling US$2.80.

Net Income (Expenses) (R$ MM)	2Q22	2Q21	% Chg.
Net Income (Loss)	(2,851.1)	642.9	NM
(-) Income (Expenses) from ESN and *Capped Calls*	(36.5)	(30.9)	18.1%
(-) Exchange Rate Changes, Net[1]	2,024.1	(1,943.2)	NM
(-) Non-Recurring Expenses and Revenues, Net	281.8	125.9	123.8%
Net Income (Loss) for the Period	(581.7)	(1,205.2)	-51.7%
Earnings Per Share and Per ADS	**2Q22**	**2Q21**	**% Var.**
Weighted Average Number of Shares[2]	418.5	395.7	5.8%
Weighted Average Number of ADS[3]	209.2	197.9	5.7%
Basic Net Earnings (Loss) per Share in R$	(6.8)	1.6	NM
Basic Net Earnings (Loss) per ADS in US$	(2.8)	0.6	NM
Basic Recurring Net Earnings (Loss) per Share in R$[4]	(1.4)	(3.0)	-54.4%
Basic Recurring Net Earnings (Loss) per ADS in US$[4]	(0.6)	(1.2)	-51.3%

Diluted Earnings per Share and per ADS	2Q22	2Q21	% Chg.
Diluted Weighted Average Number of Shares[2]	454.5	433.1	4.9%
Diluted Weighted Average Number of ADS[3]	227.2	216.5	4.9%
Diluted Earnings (Loss) per Share in R$[5]	-	-	NM
Diluted Earnings (Loss) per ADS in US$[5]	-	-	NM

(1) The difference between the balance presented and the balance disclosed in the quarterly information for the period ended December 31, 2021 is allocated to the income (loss) from ESN and capped calls. (2) Considers the ratio of 35 common shares per preferred share. The number of diluted shares used in the calculation was 434.3 million in 1Q22, including the additional effects of converting ESNs into shares. (3) Considers the ratio of 2 preferred shares per ADS. (4) Earnings per share excludes income (expenses) from (i) net exchange rate change; (ii) Exchangeable and capped calls; and (iii) non-recurring regarding the fleet transformation. (5) Not applicable, there is no provision for loss dilution in international accounting standards (IFRS).

Cash Flow

At the end of 2Q22, total liquidity (cash and cash equivalents, investments, deposits and trade receivables and securities) totaled R$4.0 billion, representing an increase of 8.7% when compared to the same quarter of the previous year.

Operating activities generated around R$1.6 billion in 2Q22, leveraged by higher level of sales (forward bookings) and working capital initiatives, partially offset by higher operating outflows, driven by consecutive increases in jet fuel prices.

Investing activities consumed around R$0.5 billion (net) in the quarter, mainly due to investments in spare parts and engine maintenance to increase the operational fleet and resume supply.

Financing activities in 2Q22 consumed R$0.4, mainly affected by R$0.9 billion in capital increase and offset by R$0.7 billion in lease payments and the remainder in short-term debt.

Summarized Consolidated Cash Flow (R$ MM)	2Q22	2Q21	% Chg.
Net Income (Loss) for the Period	(2,851.1)	658.0	NM
Non-Cash Items Adjustment	3,007.2	(784.5)	NM
Net Profit (Loss) After Non-Cash Items Adjustment	156.1	(126.5)	NM
Net Cash for (Used in) Operating Activities	481.9	(56.4)	NM
Net Cash Used in Investing Activities	(258.0)	(25.9)	NM
Net Cash Flow	223.9	(82.2)	NM
Net Cash from (Used in) Financing Activities	201.0	99.1	102.8%
Net Increase (Decrease) in Liquidity[1]	424.9	16.8	NM
Total Liquidity at the Beginning of the Period	1,487.5	1,797.7	-17.3%
Trade Receivables at the Beginning of the Period	956.5	542.8	76.2%
Trade Receivables at the End of the Period	1,091.9	717.4	52.2%
Total Liquidity at the End of the Period	1,912.4	1,814.5	5.4%

(1) Includes cash balances, cash equivalents, investments, trade receivables and securities and amounts receivable.

Liquidity and Indebtedness

In 2Q22, the Company's total liquidity (cash and cash equivalents, investments, deposits and trade receivables) reached R$4.0 billion.

On June 30, 2022, the Company's Bank Loans totaled R$11.0 billion and Leasing liability totaled R$11.6 billion (R$14.4 billion if considering the annual lease payment x7 methodology), with gross debt totaling R$22.6 billion (R$ 25.4 billion if considering the annual lease payment x7 methodology). Compared to 1Q22, gross debt grew by 9.2%, however in US dollars the debt remained stable on the same comparative basis.

The adjusted net debt to LTM recurring EBITDA ratio reached 9.5x on June 30, 2022. The average maturity of the Company's long-term debt in 2Q22, excluding aircraft leases and perpetual notes, is 2.9 years. The average debt rate in Brazilian Reais grew to 18.3%, and debt in Dollars, excluding aircraft leases and perpetual notes, stable at 6.6%.

Liquidity (R$ MM)	2Q22	2Q21	% Chg.
Cash, Short-Term Investments and Restricted Cash	820.5	1,097.1	(25.2%)
Trade Receivables	1,091.9	717.4	52.2%
Total Liquidity	**1,912.4**	**1,814.5**	5.4%
Total Liquidity as a % of LMU Net Revenue	0.0%	0.0%	-
Debt (R$ MM)	**2Q22**	**2Q21**	**% Chg.**
Bank Loans	40.0	191.3	(79.1%)
Aircraft and Engines Financing and Maintenance	497.8	1,272.2	(60.9%)
Leases (annual lease payment x7)	14,464.2	7,389.8	95.7%
Bonds	7,844.8	6,258.6	25.3%
Exchangeable Notes	1,812.2	1,786.2	1.5%
Perpetual Notes	822.4	785.7	4.7%
Total Loans and Financing	**25,481.4**	**17,683.8**	44.1%
Short-Term Debt	3,371.0	3,540.8	(4.8%)
Debt - Dollar (US$)	559.5	548.8	1.9%
Debt - Domestic Currency (BRL)	440.5	795.7	(44.6%)
Long-Term Debt	22,110.4	**14,143.0**	56.3%
Debt - Dollar (US$)	4,027.5	2,822.6	42.7%
Debt - Domestic Currency (BRL)	1,014.4	23.7	NM
Debt and Leverage[1] (R$ MM)	**2Q22**	**2Q21**	**% Chg.**
Gross Debt Ex-Perpetual Notes (R$ MM)	24,659.0	16,898.1	45.9%
Total Cash (R$ MM)	820.5	1,097.1	(25.2%)
Adjusted Net Debt (R$ MM)	**23,838.5**	**15,801.0**	50.9%
% of Gross Debt in Foreign Currency	94.3%	95.4%	-1.1 p.p.
% of Short-Term Debt	13.2%	20.0%	-6.8 p.p.
% of Long-Term Debt	86.8%	80.0%	6.8 p.p.
Total Loans and Financing	25,481.4	17,683.8	44.1%
- Perpetual Notes	822.4	785.7	4.7%
- Total Cash	820.5	1,097.1	(25.2%)
= Net Debt (Ex-Perpetual Notes)	23,838.5	15,801.0	50.9%
EBITDA LTM	(1,262.6)	(1,461,2)	-13.6%
Adjusted EBITDA LTM[2]	2,498.0	1,418.9	76.1%
Adjusted Net Debt / EBITDA LTM[2]	**9.5 x**	**11,.1 x**	**-1.6x**
Adjusted Gross Debt / EBITDA LTM[2]	9.9 x	11.9 x	-2.0x

(1) Excluding perpetual notes and considering aircraft leases x 7 times. (2) Excluding non-recurring expenses with the fleet transformation.

Financial Debt Amortization Schedule (in billion)[1]


3,99
0,02
0,02
0,17
0,02
0,01
0,54
0,02
0,43
0,45
1,33
Liquidity
3Q22
4Q22
2023
2024
2025+
Debt in US$
Exchangeable Senior Notes US$
Debt in R$

1- *In the issuance/contracting currency.*
2- *Excluding perpetual notes*

Fleet

At the end of 2Q22, GOL's total fleet reached 144 Boeing 737 aircraft, with 110 NGs and 34 MAXs. GOL's entire fleet is made of narrow-body aircraft with 98% financed via operating leases and 2% financed via finance leases.

Total Fleet at the End of Period	2Q22	2Q21	Chg.	1Q22	Chg.
Boeing 737	144	127	17	129	15
737-700 NG	21	23	-2	23	-2
737-800 NG	89	94	-5	91	-2
737 MAX 8	34	10	24	15	19

On June 30, 2022, GOL had 95 firm orders to acquire Boeing 737-MAX aircraft, 70 for the 737-MAX 8 model and 25 for the 737-MAX 10 model. The Company's fleet plan includes returning around 28 operational aircraft by the end of 2023, with the flexibility to return more or less aircraft if necessary.

Outlook

GOL is updating its financial forecasts given the consecutive increases in Brazilian jet fuel prices since the beginning of the year, as well as pass-through effects on fares, resulting in higher sales and revenue levels. For 2022, the Company reinforces its focus on fleet transformation and expects that, by the end of the year, 44 737-MAX aircraft will be operating, which is around 32% of the total fleet.

To help investors and analysts understand how GOL approaches its short-medium term plan, the Company shares the following indicators:

Financial Forecasts	FY2022 Previous	FY2022 Updated
Total fleet (average)	130 - 140	132 - 138
Total operational fleet (average)	100 - 105	101 - 104
ASKs, System (% change yoy)	65 - 75%	55 - 65%
Seats, System (% change)	65 - 75%	55 - 65%
Departures, System (% change)	65 - 75%	55 - 65%
Average load factor (%)	~82%	~80%
Ancillary revenues. net[1] (R$bn)	~0.8	~1.0
Total net revenues (R$ billion)	~13.7	~15.4
Non-fuel CASK[2] (US$ cents)	~3.3	~3.5
Fuel liters consumed (mm)	~1,200	~1,150
Gross Global Scope 1 emissions (000 m t CO_2)	~3,060	~2,950
Total Fuel Consumed (1.000 liters per RPK)	~34.6	~33.7
GHG Emissions/Flight Hour (t CO_2)	~8.4	~8.4
Fuel price (R$/liter)	~4.3	~5.7
EBITDA margin[2] (%)	~24%	~20%
EBIT margin[2] (%)	~10%	~8%
Net financial expense[3] (R$bn)	~1.8	~1.8
Pre-tax margin[3] (%)	~0%	~0%
Effective income tax rate (%)	~0%	~0%
Capex, net[4] (R$ mm)	~700	~700
MAX Aircraft Acquisitions (R$mm)	~1,100	~1,000
Aircraft Debt (7x Annual Acft Lease Payments) (US$bn)	~3.3	~3.2
Financial Debt (US$bn)	~2.1	~2.0
Net Debt[5] / EBITDA[2] (x)	~8x	~8x
Fully-diluted shares out[6] (mm)	~435	~435
EPS, fully diluted (R$)	~0	~NA
Fully-diluted ADS out.[6] (mm)	~217.5	~217,5
EPADS, fully diluted (US$)	~0	~NA

(1) Cargo, frequent-flyer program, in-flight purchases, and other ancillary revenues; (2) Recurring operating results, do not include non-recurring maintenance costs for fleet transformation; (3) Excluding exchange rate gains and losses and unrealized losses on Exchangeable Senior Notes;(4) Net Capex is calculated as capitalized maintenance, less maintenance financing and capitalized maintenance costs; (5) Including 7x Aircraft Lease and excluding perpetual notes; (6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

ESG Comments

In line with the Company's focus on ESG, and to reinforce our communication on the subject, we have developed internal and external communication campaigns that help generate knowledge about sustainability issues. Furthermore, in order to make communications available in a timely manner, we decided to publish two ESG reports in 2022. The first publication was released at the beginning of the year and summarizes GOL's sustainability initiatives. The second, recently made available, prepared in accordance with the GRI Standards, presents a more comprehensive and detailed view of the Company's performance, covering the economic, operational, governance, social and environmental dimensions.

We were the first airline in Latin America to publicly set the goal of zero net CO_2 emissions by 2050, and we have made progress in that direction. We launched a platform for offsetting CO_2 emissions from air travel and inaugurated two carbon neutral routes to iconic ecotourism destinations. We were also the first Brazilian airline to obtain the IEnvA Stage 1 Certificate of environmental management and we have been working hard to achieve Stage 2 of this certification.

Environment	2Q22	2021	2020	2019
Fuel				
Total Fuel Consumed (GJ X 1,000)	8,314	26,188	25,232	51,492
% Renewable Fuel	0	0	0	0
Total Fuel Consumed (Liters X 1,000 / ASK)	28.1	27.7	28.8	28.9
Scope 1 Gross Global Emissions				
Greenhouse Gas (GHG) Emissions (tons CO_2)	604,332	1,905,556	1,774,332	3,524,184
Greenhouse Gas (GHG) Emissions/Flight-Hour (tons CO_2)	8.5	8.5	9.2	8.7
Greenhouse Gas (GHG) Emissions Offset (tons CO_2)	5,878	71	0	0
Fleet				
Fleet - Average Age	10.2	10.7	11.0	9.9
Social	**2Q22**	**2021**	**2020**	**2019**
Labor Relationships				
Gender Employees (% Male/Female)	55/45	56/44	56/44	55/45
Age: Under 30 years old (%)	20	24	26	26
Between 30 and 50 years (%)	68	65	63	62
Over 50 years (%)	12	11	11	12
Active Workforce Covered by Collective Bargaining Agreements (%)	100	100	100	100
Number and Length of Strikes and Blocks (# Days)	0	0	0	0
Customer's and Company's Behavior				
On-Time Departures (%)	94.7	92.8	93.2	89.0
Flight Completion (%)	99.4	99.0	97.9	98.1
Lost Baggage (per 1,000 pax)	2.25	2.06	2.10	2.09
Security				
# Casualties	0	0	0	0
# Government Actions for Security and Inspection	0	0	0	0
Governance	**2Q22**	**2021**	**2020**	**2019**
Management				
Independent Board Members (%)	55	55	55	50
Women in Leadership Positions (%)	35	35	35	33
Committees and Policies				
# Committees: All with Independent Members	5	5	5	5
Compliance Policy (Available on the Company's IR Website)	✓	✓	✓	✓
Information Disclosure and Securities Trading Policy (Available on the	✓	✓	✓	✓
Shareholders' Meetings				
Voting Capital in Shareholders' Meetings (%)	100	100	100	100

Consolidated Income Statements

Income Statements (R$ MM)	2Q22	2Q21	% Chg.
Net Operating Revenue	3,242.1	1,028.4	215.4%
Passenger Transportation	2,995.7	887.6	237.4%
Cargo and Others	246.4	140.8	74.5%
Operating Costs and Expenses	(3,434.0)	(1,838.6)	86.7%
Personnel	(493.9)	(469.7)	5.1%
Aviation Fuel	(1,448.9)	(376.2)	285.4%
Landing Fees	(172.1)	(69.7)	145.7%
Passenger Costs	(171.3)	(118.6)	43.7%
Services	(215.7)	(192.4)	12.5%
Sales and Marketing	(242.9)	(58.5)	319.0%
Maintenance, Material and Repairs	(89.6)	(88.0)	2.3%
Depreciation and Amortization	(388.2)	(217.8)	78.0%
Others	(211.3)	(247.9)	-14.9%
Idleness - Depreciation	(39.1)	(80.5)	-51.9%
Idleness - Personnel	-	(0.3)	NM
Other Revenues (Expenses)	(172.2)	(167.0)	3.0%
Equity Pickup	-	-	NM
Operating Profit	(191.9)	(810.3)	-76.3%
Net Financial Result	(2,776.6)	1,479.9	NM
Income (Loss) Before Income Taxes	(2,968.5)	669.6	NM
Current Income Tax/Social Contribution	121.9	(16.8)	NM
Deferred Income Tax/Social Contribution	(4.5)	5.1	NM
Net Income (Loss) before Minority Interest	(2,851.1)	658.0	NM
Net Income (Loss) for the Period	(2,851.1)	642.9	NM
Earnings (Loss) per Share	(6.810)	1.624	NM
Income (Loss) Per ADS in US$	(2.601)	0.650	NM
Number of Shares at the End of the Period (in Millions)	418.5	395.7	5.8%

Consolidated Balance Sheets

Consolidated Balance Sheet (R$000)	2Q22	2Q21	VAR %
ASSETS	16,482,476	11,569,160	42.5%
Current	3,212,545	2,570,161	25.0%
Cash and Cash Equivalents	394,066	760,269	(48.2%)
Investments	335,753	291,969	NM
Trade Receivables	1,091,852	717,408	52.2%
Inventories	368,718	212,814	73.3%
Deposits	209,296	-	NM
Advance to Suppliers and Third Parties	361,467	198,813	81.8%
Taxes to Recover	227,425	265,357	(14.3%)
Rights from Derivative Transactions	52,491	-	NM
Other Credits	171,477	123,531	38.8%
Non-Current	13,269,931	8,998,999	47.5%
Investments	-	168	NM
Restricted Cash	90,726	44,684	103.0%
Deposits	1,867,198	1,856,128	0.6%
Advance to Suppliers and Third Parties	60,401	97,417	(38.0%)
Taxes to Recover	14,195	114,120	(87.6%)
Deferred Taxes	71,826	53,772	33.6%
Other Credits	38,386	31,889	20.4%
Rights from Derivative Transactions	23,504	63,574	(63.0%)
Investments	-	-	NM
Property, Plant & Equipment	9,246,475	4,979,649	85.7%
Intangible Assets	1,857,220	1,757,598	5.7%
LIABILITIES AND SHAREHOLDERS' EQUITY	16,677,045	11,569,160	44.2%
Current	12,731,590	10,518,175	21.0%
Loans and Financing	761,543	1,773,004	(57.0%)
Leases to Pay	2,094,826	1,864,831	12.3%
Suppliers	1,875,395	1,562,946	20.0%
Labor Obligations	455,647	351,203	29.7%
Taxes to Collect	283,747	61,279	NM
Airport Fees	1,095,477	937,371	16.9%
Advance Ticket Sales	3,651,292	1,999,013	82.7%
Frequent-Flyer Program	1,415,560	1,280,022	10.6%
Advances from Ticket Sales	42,567	54,878	(22.4%)
Provisions	708,228	252,046	181.0%
Liabilities with Derivative Transactions	-	-	NM
Other Liabilities	399,726	381,582	4.8%
Non-Current	23,917,278	16,797,285	42.4%
Loans and Financing	10,255,637	8,521,006	20.4%
Leases to Pay	9,516,790	5,831,098	63.2%
Suppliers	59,004	10,234	NM
Labor Obligations	200,535	30,239	NM
Taxes and Contributions to Collect	43,100	28,039	53.7%
Airport Fees	256,856	-	NM
Frequent-Flyer Program	245,685	344,760	(28.7%)
Lp Provisions	2,895,434	1,363,988	112.3%
Deferred Taxes	6,284	206,695	(97.0%)
Other Liabilities	437,953	461,226	(5.0%)
Shareholders' Equity	(20,166,392)	(15,746,300)	28.1%
Share Capital	4,039,806	4,039,336	0.0%
Shares to Issue	591	2,088	(71.7%)
Treasury Shares	(39,514)	(41,514)	(4.8%)
Capital Reserve	1,162,480	195,680	NM
Equity Valuation Adjustments	(879,333)	(1,071,030)	(17.9%)
Share-Based Compensation	-	-	NM
Gains on Change in Investment	-	-	NM
Year-to-Date Losses	(24,450,422)	(18,870,860)	29.6%
Non-Controlling Shareholders	-	-	NM

Consolidated Cash Flow

Consolidated Cash Flow (R$000)	2Q22	2Q21	% Chg.
Net Income (Loss) for the Period	(2,851,099)	658,035	NM
Depreciation - Aircraft Right of Use	275,508	140,197	96.5%
Depreciation and Amortization - Others	151,741	158,142	(4.0%)
Provision for Doubtful Accounts	259	(266)	NM
Provisions for Inventory Obsolescence	146	4	NM
Provision (Reversal) for Lower Deposits	-	166,685	NM
Provision for Loss on Advances from Suppliers	(5)	-	NM
Provision for Profit Sharing	-	-	NM
Adjustment to Present Value of Assets and Liabilities	9,250	17,659	(47.6%)
Deferred Taxes	4,513	(5,122)	NM
Equity Pickup	-	-	NM
Write-off of Property, Plant & Equipment and Intangible Assets	3,109	1,083	187.1%
Sale-Leaseback	-	-	NM
Amendment to Lease Agreements	-	-	NM
Constitution (Reversal) of Provision	42,092	128,455	(67.2%)
Actuarial Losses from Post-Employment Benefits	-	4,354	NM
Exchange Rate and Cash Changes, Net	1,953,359	(1,901,291)	NM
Interest on Loans and Leases and Amortization of Costs, Premiums and Goodwill	590,318	476,544	23.9%
Income (Expenses) from Derivatives Recognized in Income (Expenses)	(20,581)	(17,494)	17.6%
Provision for Labor Obligations	-	44,142	NM
Share-Based Compensation	4,226	3,639	16.1%
Other Provisions	(6,784)	(1,233)	NM
Adjusted Net Income (Loss)	156,052	(126,467)	NM
Changes in Operating Assets and Liabilities:			
Investments	4,833	2,167	123.0%
Trade Receivables	(131,509)	(181,084)	(27.4%)
Inventories	(75,775)	(24,482)	209.5%
Deposits	(156,661)	1,702	NM
Advance to Suppliers and Third Parties	(52,499)	(50,755)	3,4%
Taxes to Recover	25,436	97,089	(73.8%)
Variable Leases	4,573	5,441	(16.0%)
Suppliers	(76,642)	68,345	(4.1%)
Suppliers - Forfaiting	20,214	-	NM
Advance Ticket Sales	898,464	336,974	166.6%
Frequent-Flyer Program	(21,567)	(20,160)	7.0%
Advances from Ticket Sales	(44,770)	(25,901)	72.9%
Labor Obligations	160,111	6,226	NM
Airport Fees	15,133	(3,237)	NM
Taxes to Collect	(55,134)	21,666	NM
Liabilities with Derivative Transactions	(38,517)	-	NM
Provisions	(77,586)	(154,490)	(49.8%)
Other Credits (Liabilities)	37,312	50,596	(26.3%)
Interest Paid	(283,687)	(163,482)	73.5%
Income Tax Paid	(68)	(16,966)	(99.6%)
Net Cash from Operating Activities	297,410	(176,818)	NM
Loans Receivable from Related Parties	-	-	NM
Financial Investments in Subsidiary	-	511,192	NM
Advance for Future Capital Increase in a Subsidiary	-	-	
Dividends and Interest on Shareholders' Equity Received through Subsidiary	-	-	NM
Advance for Property, Plant & Equipment Acquisition, Net	(67,441)	36,197	NM
Acquisition of Property, Plant & Equipment	(169,899)	(47,850)	255.1%
Return of Advance for Acquisition of Property, Plant & Equipment	-	11,590	NM
Sale-Leaseback Transactions Received	-	-	NM
Acquisition of Intangible Assets	(20,613)	(25,793)	(20.1%)
Net Cash Used in Investment Activities	(257,953)	485,336	NM
Fundraising in Loans and Financing	-	1,501,569	NM
Loan Payments	(132,376)	(449,251)	(70.5%)
Lease Payments - Aircraft	(591,567)	(390,589)	51.5%
Lease Payments - Others	(22,345)	(5,781)	286.5%
Sale of Treasury Shares	-	588	NM
Dividends and Interest on Shareholders' Equity Paid to Non-Controlling Shareholders	-	(236,992)	NM
Acquisition of Non-Controlling Shareholders	-	(744,450)	NM
Capped Call Premium (Paid) Received	-	-	NM
Capital Increase	946,308	423,061	123.7%
Shares to Issue	933	908	2.8%
Net Cash from Financing Activities	200,953	99,063	102.9%
Exchange Rate Change of the Cash of Subsidiaries Abroad	18,420	(52,025)	NM
Net Decrease in Cash and Cash Equivalents	258,830	355,556	(27.2%)
Cash and Cash Equivalents at the Start of the Period	135,236	404,713	(66.6%)
Cash and Cash Equivalents at the End of the Period	394,066	760,269	(48.2%)

Glossary of Industry Terms

- **AIRCRAFT LEASING:** An agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
- **AVAILABLE SEAT KILOMETERS (ASK):** The aircraft seating capacity is multiplied by the number of kilometers flown.
- **BARREL OF WEST TEXAS INTERMEDIATE (WTI):** Intermediate oil from Texas, a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
- **BRENT:** Refers to oil produced in the North Sea, traded on the London Stock Exchange, serving as a reference for the derivatives markets in Europe and Asia.
- **TOTAL CASH:** Total cash, financial investments and restricted cash in the short- and long-term.
- **OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):** Operating expenses divided by the total number of available seat kilometers.
- **OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL):** Operating cost divided by total available seat kilometers excluding fuel expenses.
- **AVERAGE STAGE LENGTH:** It is the average number of kilometers flown per stage performed.
- **EXCHANGEABLE SENIOR NOTES (ESN):** Securities convertible into shares.
- **AIRCRAFT CHARTER:** Flight operated by a Company that is out of its normal or regular operation.
- **BLOCK HOURS:** Time in which the aircraft is in flight, plus taxi time.
- **LESSOR:** The party renting a property or other asset to another party, the lessee.
- **LONG-HAUL FLIGHTS:** Long-distance flights (in GOL's case, flights of more than four hours).
- **REVENUE PASSENGERS:** Total number of passengers on board who have paid more than 25% of the full flight fare.
- **REVENUE PASSENGER KILOMETERS PAID (RPK):** Sum of the products of the number of paying passengers on a given flight and the length of the flight.
- **PDP:** Credit for financing advances for the acquisition of aircraft.
- **LOAD FACTOR:** Percentage of the aircraft's capacity used in terms of seats (calculated by dividing the RPK/ASK).
- **BREAK-EVEN LOAD FACTOR:** Load factor required for operating revenues to correspond to operating expenses.
- **AIRCRAFT UTILIZATION RATE:** Average number of hours per day that the aircraft was in operation.
- **PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):** Total passenger revenue divided by the total available seat kilometers.
- **OPERATING REVENUE PER AVAILABLE SEAT KILOMETERS (RASK):** The operating revenue is divided by the total available seat kilometers.
- **SALE-LEASEBACK:** A financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
- **SLOT:** The right of an aircraft to take off or land at a given airport for a determined period.
- **SUB-LEASE:** An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
- **FREIGHT LOAD FACTOR (FLF):** Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
- **FREIGHT TONNE KILOMETERS (FTK):** The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
- **AVAILABLE FREIGHT TONNE KILOMETER (AFTK):** Weight of the cargo in tons multiplied by the kilometers flown.
- **YIELD PER PASSENGER KILOMETER:** The average value paid by a passenger to fly one kilometer.

Contact

Email: ri@voegol.com.br
Phone: +55 (11) 2128-4700
Website: www.voegol.com.br/ri

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, **SMILES**. In cargo transportation, **GOLLOG** delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 144 Boeing 737 aircraft. The Company's shares are traded on the **NYSE** (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial income (expenses), and those related to growth prospects of GOL, which are, by nature, subject to significant risks and uncertainties. The estimates and forecasts in this document involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL's control, and which may lead the results, performances or events to be substantially different from those expressed or implied in these statements. The forward-looking statements in this document are based on several assumptions related to GOL's current and future business strategies and GOL's future operating environment and are not a guarantee of future performance. GOL does not issue any statement or provide any guarantee that the results anticipated by the estimates in this document will be equivalent to those achieved by GOL. Although GOL believes that the estimates here are reasonable, they may prove to be incorrect, and the results may be different. These are merely estimates and projections and, as such, are based exclusively on management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors and risks presented in the disclosure documents filed by GOL, apply exclusively to the date they were issued and are, therefore, subject to change without prior notice.

Non-Accounting Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including "Net Debt", "total liquidity" and "EBITDA". GOL's Management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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